

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Jason Wood
Chief Executive Officer
Specificity, Inc.
801 West Bay Drive, Suite 206
Largo, Florida 33770

>   **Re: Specificity, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 23, 2021**
>   **File No. 333-257323**

Dear Mr. Wood:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 23, 2021

General

1.   Please disclose the dilution information required by Item 506 of Regulation S-K.

Cover Page

2.   Please revise your disclosure here and elsewhere as appropriate to clarify how many shares of common stock you intend to register on behalf of the company and for resale on behalf of the selling stockholders in this offering. In this regard, we note that the disclosure on your cover page, page 8, and your legal opinion provides that the company will be offering up to 900,000 shares of common stock and that you are registering 865,000 shares of common stock for resale by the selling stockholders. Yet, your disclosure on pages 20 and 42 provide that 1,911,111 shares of your common

stock are being registered for resale on behalf of selling stockholders. Further, your disclosure on page 42 states that "675,000 shares [are] being offered by the Company."

3. Please disclose on your prospectus cover page and in your prospectus summary the percent of the voting power of your company controlled by your chief executive officer. In addition, please revise to add disclosure on your prospectus cover page discussing the disparate voting rights of your Series A and B Preferred Stock.

Prospectus Summary
Summary, page 6

4. On page 7, you disclose that you "believe that the maximum amount of funds generated from the Offering will provide us with enough proceeds to fund our plan for marketing and operations for up to twelve months after the completion of this Offering." However, in your risk factor disclosure on page 13 you state that, "We require minimum funding of approximately $150,000 to conduct our proposed operations for a period of one year." Please revise the disclosure throughout your prospectus to clarify the amount of funds you believe you will need to fund your operations for the next twelve months after the completion of this offering. In doing so, please ensure that you revise your disclosure in the Liquidity and Capital Resources section of your Management's Discussion and Analysis to include such disclosure.

Summary of this Offering
Net Proceeds to the Company, page 8

5. Please revise your disclosure here to clarify whether your company will receive any proceeds from this offering. In this regard, we note your disclosure in this section states that you "shall not receive any of the proceeds from this Offering." Yet, the disclosure in your Use of Proceeds section on page 18 suggests that you will receive net proceeds of $1,300,000 from this offering (if one hundred percent of the offering is raised).

Plan of Distribution, page 19

6. Please revise to consistently state that both the common stock offered by you and by the selling stockholders will be sold at a fixed price of $1.50 for the duration of the offering, or until your stock is listed on an established trading market. In this regard, your disclosure here says that selling stockholders have the ability to sell their shares at market prices.

Description of Business, page 24

7. Please revise to disclose the precise status of your business with respect to your Specificity, Bullseye, Thru the Funnel, and PickPocket business lines, as well as the revenue generated, if any, from each of these businesses. As currently written, it is unclear whether you are currently engaged in such operations, or whether you are planning to engage in such operations in the future. Lastly, revise to clarify how you

intend to utilize each of your business lines in the context of your core missions described on page 2 and your discussion of your Digital Marketing, Proof of Concept, Tech Incubator, and Investor Center, as described in your registration statement on pages 2-6.

Plan of Operation, page 33

8. We note references here and in your risk factor disclosure on page 9 that your plan of operation involves purchasing and reselling event tickets. Please revise your disclosure here, and elsewhere as appropriate, to clarify whether you are in the business of purchasing tickets and reselling them and, if so, explain how this works into your overall mission discussed on page 2 and each of your business lines discussed on page 25.

Directors and Executive Officers
Background Information about Our Officer and Director, page 35

9. We note that the biographical descriptions of your officers and directors are unclear with regard to the most recent five years of business experience, including positions held during that time and the relevant dates of employment. Please revise the descriptions of your officers and directors to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please refer to Item 401(e) of Regulation S-K.

Executive Compensation and Corporate Governance, page 37

10. Please update your executive compensation disclosure to reflect the $94,774 in compensation that you paid to either your chief executive officer or entities affiliated with him during the period ended December 31, 2020 and the terms of any employment contract you have with your CEO, to which you make reference in Note 6 to your financial statements, or tell us why this disclosure is not necessary. Refer to Item 402(o) of Regulation S-K.

Consolidated Financial Statements
Balance Sheets, page F-2

11. Please revise the issued and outstanding share description for your Series B Preferred Stock, so it is consistent with pages F-4 and F-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Robinson Eilers